UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. __)*
4LICENSING CORPORATION
(Name of Issuer) Common Stock, $0.01 par value
(Title of Class of Securities) 35104T 107
(CUSIP Number) July 29, 2013
(Date of Event Which Requires filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

4842

1	NAME OF REPORTING PERSONS Kenneth I. Feldman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 719,175 (Note 1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 719,175 (Note 1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 719,175 (Note 1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.24%
12	TYPE OF REPORTING PERSON* IN

FOOTNOTES
Note 1: Kenneth I. Feldman is the direct beneficial owner of 228,840 shares of common stock of 4Licensing Corporation, a Delaware corporation.  In addition, Mr. Feldman exercises sole voting and dispositive power over 490,335 shares of 4Licensing common stock owned of record by Kenira Holdings LLC, a Florida limited liability company in which Mr. Feldman is the sole and managing member.

4842-

1	NAME OF REPORTING PERSONS KENIRA HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (Note 1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0 (Note 1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (Note 1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON* OO

FOOTNOTES
Note 1: Kenira Holdings LLC is the record owner of 490,335 shares of common stock of 4Licensing.  Kenneth I. Feldman as sole and managing member of Kenira Holdings LLC has sole voting and dispositive power over such shares.

4842-88

ITEM 1.

(a) Name of Issuer:
4Licensing Corporation, a Delaware corporation

(b) Address of Issuer’s Principal Executive Offices
767 Third Avenue
New York, New York 10017

ITEM 2.

(a) Name of Person Filing:
(1)           Kenneth I. Feldman

(2)           Kenira Holdings LLC

(b) Address of Principal Business Office or, if none, Residence:
(1)           One Independent Drive, Suite 1300
Jacksonville, Florida 32202

(2)           One Independent Drive, Suite 1300
Jacksonville, Florida 32202

(c) Citizenship:
(1)           United States
(2)           United States

(d) Title of Class of Securities:
Common Stock, $0.01 par value

(e) CUSIP Number:
35104T 107

ITEM 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐           Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐           Bank as defined in Section 3(a)(6) of the Act (15. U.S.C. 78c).

(c) ☐           Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐           Investment company registered under section 8 of the Investment Company Act of 1940
(15 U.S.C. 80a-8).

(e) ☐           An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐           An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐           A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h) ☐           A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
(12 U.S.C. 1813).

(i) ☐           A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐           A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k) ☐           A group, in accordance with §240.13d-1(b)(1)(ii)(K).  If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

ITEM 4.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:  See response(s) to Item 9 on the attached cover pages(s).

(b) Percent of class:  See the response(s) to Item 11 on the attached cover page(s).

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote:  See the response(s) to Item 5 on the attached cover page(s).

(ii) Shared power to vote or to direct the vote:  See the response(s) to Item 6 on the attached cover page(s).

(iii) Sole power to dispose or to direct the disposition of:  See the response(s) to Item 7 on the attached cover page(s).

(iv) Shared power to dispose or to direct the disposition of:  See the response(s) to Item 8 on the attached cover page(s).

ITEM 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

In applicable

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Inapplicable

ITEM 8.	Identification and Classification of members of the Group

Inapplicable

ITEM 9.	Notice of Dissolution of Group

Inapplicable

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ITEM 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 16, 2015	By: /s/ Kenneth I. Feldman Name: Kenneth I. Feldman KENIRA HOLDINGS LLC, a Florida limited liability company By: /s/ Kenneth I. Feldman Name: Kenneth I. Feldman Title: Managing Member

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)